March 27, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the registered independent accounting firm for Cascade Wind Corp., Inc., previously Intermountain Refining Co., Inc. (the “Company”) and, under the date of May 12, 2008, we reported on the financial statements of the Company as of and for the years ended February 29, 2008 and February 28, 2007. On March 24, 2009, we resigned as the Company’s auditors. We have read the statements of the Company included under Item 4.01 of its Form 8-K dated March 24, 2009, and we agree with such statements.

Very truly yours,

/s/ RICHEY MAY & CO., LLP
Englewood, Colorado